09056797

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2009
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 42nd Street, Suite 1100
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Robotti 212-986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

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- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEFFREY P. WIEGAND
Notary Public, State of New York
No. 02WI6129480
Qualified in Westchester County 09
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Notary Public 2/23/09

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (a limited liability company) (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 28, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents - in bank	$	342,493
Cash held at clearing broker-dealer, net		65,316
Commission receivable		25,991
Securities owned, at fair market value		517,546
Furniture and equipment, less accumulated depreciation of $227,863		27,461
Due from parent		59,883
Prepaid expense and other assets		48,124
Secured note receivable - Robotti & Company, Incorporated		100,000
TOTAL ASSETS	$	1,186,814

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	73,416
Accrued compensation and costs		210,826
Due to related parties		493
Subordinated note payable		100,000
Total liabilities		384,735
Commitments and contingencies (Notes 4 and 8)		
Member's equity		802,079
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,186,814

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

The Company operates under the provisions of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the customer accounts and maintains and preserves all related books and records.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. The federal insurance limit at December 31, 2008, is $250,000, and is scheduled to be $100,000 after December 31, 2009.

Furniture and Equipment

Furniture and equipment stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for Federal income taxes. The Company files income tax returns on a consolidated basis with its Parent (an S corporation). The City of New York does not recognize S corporation status; therefore, a provision (benefit) has been made for the Company's share of the consolidated provision (benefit) for the City of New York corporate tax.

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 10).

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation FIN No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash.

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2008, consisted of the following:

Furniture and fixtures	$	238,183
Leasehold improvements		17,141
		255,324
Less: accumulated depreciation		(227,863)
Furniture and equipment, net	$	27,461

NOTE 3. SECURITIES OWNED AT FAIR VALUE

At December 31, 2008, marketable securities owned consisted of trading and investment securities at market values, as follows:

Equities	$	506,071
Rights and warrants		11,475
	$	517,546

NOTE 4. LEASE COMMITMENTS

The Company leases office space under an agreement expiring on January 31, 2009. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31:		
2009	$	17,484

On January 1, 2009, the Parent entered into a new sublease agreement for office space expiring on October 31, 2010.

NOTE 5. RELATED-PARTY TRANSACTIONS

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors") or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by the Company on behalf of Advisors or the Parent.

NOTE 6. SUBORDINATED NOTE PAYABLE

The Company's subordinated note payable to the Parent in the amount of $100,000 is non-interest bearing and due on December 31, 2010. It is subordinated to the claims of the Company's general creditors. The Parent receives all interest and dividends on the collateral. This subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule (Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the note cannot be repaid.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $577,785, which exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.50 to 1 as of December 31, 2008.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The amounts included in the accompanying statement of financial condition for cash and cash equivalents, cash held a clearing broker-dealer, commission receivable, accounts payable and accrued expenses, and other liabilities approximate fair value due to the short-term nature of these instruments.

NOTE 10. FAIR VALUE MEASUREMENTS

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

As of December 31, 2008, all of the Company's investments are considered Level 1 securities, which are valued based upon quoted prices available in active markets for identical investments.